Hallador Energy Company

1183 East Canvasback Drive

Terre Haute, Indiana 47802

September 19, 2023

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	John Coleman, Mining Engineer Karl Hiller, Branch Chief

Re:	Hallador Energy Company Form 10-K for the Fiscal Year ended December 31, 2022 Filed March 16, 2023 File No. 001-34743

Dear Mr. Coleman:

On behalf of Hallador Energy Company (the “Company”), we submit this letter in response to the letter, dated September 12, 2023 (the “Comment Letter”), from the staff of the U.S. Securities and Exchange Commission, regarding the Company’s Form 10-K for the fiscal year ended December 31, 2022, filed on March 16, 2023. We are working expeditiously to respond to the Comment Letter. We respectfully request an additional extension of time to respond to the inquiries contained in the Comment Letter. We currently anticipate submitting a response to the Comment Letter on or before October 16, 2023. Please do not hesitate to contact me at (812) 298-3704 with any concerns you may have regarding the timetable described above. Thank you for your consideration.

Very truly yours,

/s/ Lawrence Martin

Lawrence Martin